Exhibit 99.1

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended January 31, 2013 and 2012 and the Period from
February 22, 2010 (Inception) to January 31, 2011

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the members of FC HCN University Park, LLC:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and comprehensive income, of changes in members’ equity and of cash flows present fairly, in all material respects, the financial position of FC HCN University Park, LLC and its subsidiaries at January 31, 2013, and the results of their operations and their cash flows for the year ended January 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Cleveland, Ohio
April 30, 2013

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES
Consolidated Balance Sheets

	January 31,
	2013	2012
		(Unaudited)
Assets
Property and Equipment
Land improvements	$27,575,849	$27,575,849
Building and building equipment	291,079,731	289,872,131
Tenant improvements	15,815,458	10,288,670
Total Property and Equipment	334,471,038	327,736,650
Less accumulated depreciation	(121,871,258)	(113,190,460)
Property and Equipment, net	212,599,780	214,546,190

Cash	11,828,537	9,278,770
Restricted cash	29,331,697	28,408,329
Accounts receivable, net	13,461,753	11,851,085
Accounts receivable - affiliate	309,723	537,320
Interest receivable - affiliate	554,682	581,755
Mortgage procurement costs, net	2,100,274	1,435,385
Lease procurement costs, net	3,909,575	3,686,907
Lease inducement costs, net	136,558	—
Prepaid expenses	328,895	263,670
Deferred swap asset	513,092	—

Total Assets	$275,074,566	$270,589,411

Liabilities and Members' Equity
Mortgage notes payable	$347,322,437	$331,163,418
Accounts payable and accrued liabilities	10,245,774	3,554,635
Deferred revenues	774,351	475,661
Accrued interest	966,237	1,061,830
Accrued real estate taxes	905,658	876,821
Tenant security deposits	82,860	354,888
Deferred swap liability	—	1,555,201
	360,297,317	339,042,454

Members' Equity	43,606,694	66,664,335
Note receivable - affiliate	(128,829,445)	(135,117,378)
	(85,222,751)	(68,453,043)

Total Liabilities and Members' Equity	$275,074,566	$270,589,411

The accompanying notes are an integral part of these financial statements.

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES
Consolidated Statements of Operations and Comprehensive Income

			Period From
			February 22, 2010
	Years Ended January 31,		(Inception) to
	2013	2012	January 31, 2011
		(Unaudited)	(Unaudited)
Revenues
Minimum rents	$54,213,584	$52,734,587	$44,502,103
Tenant reimbursements	18,858,754	17,982,182	15,668,649
Parking	7,319,581	7,615,341	6,327,263
	80,391,919	78,332,110	66,498,015
Expenses
Operating	9,300,370	8,505,189	7,403,374
Depreciation and amortization	9,760,632	11,076,232	10,199,565
Real estate taxes	10,607,625	10,165,870	8,651,749
Land rent	7,180,592	6,756,746	2,583,559
Management fees	4,867,772	4,760,678	4,195,745
	41,716,991	41,264,715	33,033,992

Interest expense	(20,557,216)	(21,828,415)	(20,739,078)
Amortization of mortgage procurement costs	(558,582)	(555,982)	(538,940)
Interest income, affiliate	6,829,297	6,850,590	6,168,496
Other income	350,084	250,406	214,001

Net Income	24,738,511	21,783,994	18,568,502

Other comprehensive income	2,215,357	1,682,580	772,786

Total Comprehensive Income	$26,953,868	$23,466,574	$19,341,288

The accompanying notes are an integral part of these financial statements.

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES
Consolidated Statements of Changes in Members’ Equity

	Class A	Class B
	Capital	Capital	Total

Balance at February 22, 2010 (Unaudited)	$—	$—	$—
Contributions	(22,547,474)	121,605,600	99,058,126
Distributions	(36,494,045)	(5,249,308)	(41,743,353)
Net income	13,319,194	5,249,308	18,568,502
Other comprehensive income	772,786	—	772,786
Balance at January 31, 2011 (Unaudited)	(44,949,539)	121,605,600	76,656,061
Contributions	185,716	—	185,716
Distributions	(27,171,051)	(6,472,965)	(33,644,016)
Net income	15,311,029	6,472,965	21,783,994
Other comprehensive income	1,682,580	—	1,682,580
Balance at January 31, 2012	(54,941,265)	121,605,600	66,664,335
Distributions	(37,250,612)	(12,760,897)	(50,011,509)
Net income	18,265,546	6,472,965	24,738,511
Other comprehensive income	2,215,357	—	2,215,357
Balance at January 31, 2013	$(71,710,974)	$115,317,668	$43,606,694

The accompanying notes are an integral part of these financial statements.

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES
Consolidated Statements of Cash Flows

			Period From
			February 22, 2010
	Years Ended January 31,		(Inception) to
	2013	2012	January 31, 2011
		(Unaudited)	(Unaudited)
Cash Flows from Operating Activities
Net income	$24,738,511	$21,783,994	$18,568,502
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	9,760,632	11,076,232	10,199,565
Amortization of mortgage procurement costs	558,582	555,982	538,940
Amortization of lease inducement costs	2,101	—	—
Amortization of treasury option	143,740	143,739	143,740
Loss on extinguishment of debt	—	37,775	—
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(1,617,666)	(1,907,089)	(2,644,269)
Accounts receivable - affiliate	68,020	(38,883)	(86,502)
Interest receivable - affiliate	27,073	—	(581,755)
Lease inducement costs	(138,659)	—	—
Prepaid expenses	(65,225)	(31,458)	(5,063)
Increase (decrease) in:
Accounts payable and accrued liabilities	1,724,490	879,027	786,987
Accounts payable - affiliate	166,575	(93,926)	151,291
Deferred revenue	298,690	(223,488)	(99,381)
Accrued interest	(95,593)	(481,414)	(353,181)
Accrued real estate taxes	28,837	71,191	101,195
Tenant security deposits	(272,028)	11,154	12,759
Net cash provided by operating activities	35,328,080	31,782,836	26,732,828

Cash Flows from Investing Activities
Capital expenditures	(1,601,552)	(1,521,752)	(24,477)
Payment of lease procurement costs	(1,465,365)	(1,116,316)	(577,204)
Funding of restricted cash	(923,368)	(8,869,623)	(7,293,348)
Net cash used in investing activities	(3,990,285)	(11,507,691)	(7,895,029)

Cash Flows from Financing Activities
Proceeds from mortgage notes payable	95,000,000	70,000,000	—
Principal payments on mortgage notes payable	(78,840,981)	(52,204,199)	(7,003,604)
Payments of mortgage procurement costs	(1,223,471)	(751,150)	—
Contributions from members	—	185,716	170,443,810
Distributions to members	(50,011,509)	(33,644,016)	(41,743,353)
Repayment (funding) of note receivable - affiliate	6,287,933	—	(135,117,378)
Net cash used in financing activities	(28,788,028)	(16,413,649)	(13,420,525)

Net increase in cash	2,549,767	3,861,496	5,417,274
Cash at beginning of period	9,278,770	5,417,274	—
Cash at end of period	$11,828,537	$9,278,770	$5,417,274

Supplemental Non-Cash Disclosures:
Capital expenditures included in accounts payable and
accrued liabilities	$5,662,997	$360,623	$351,250
Lease procurement costs included in accounts payable and
accrued liabilities	$100,100	$435,825	$—
Member contribution of assets and liabilities, net	$—	$—	$(71,385,684)

Supplemental Disclosure:
Interest paid	$20,652,809	$22,128,315	$22,210,607

The accompanying notes are an integral part of these financial statements.

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of January 31, 2012 and for the Year then Ended and for the Period from
February 22, 2010 (Inception) to January 31, 2011 is Unaudited)

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

FC HCN University Park, LLC (the “Company”) was formed on February 22, 2010 for the purpose of acquiring and operating seven life science office buildings located in Cambridge, Massachusetts. The Company is comprised of two members: Forest City University Park, LLC (“FCUP”) with a 51% ownership interest and HCN FCE Life Sciences, LLC (“HCN”) with a 49% ownership interest. During the period from February 22, 2010 (Inception) to January 31, 2011, FCUP contributed the seven life science office buildings, which were encumbered by approximately $320,000,000 of nonrecourse mortgage debt, to the Company for its 51% ownership interest; and HCN contributed $170,443,810 of cash to the Company and assumed a 49% share of the nonrecourse mortgage debt of the Company for its 49% ownership interest. The Company used a portion of the cash contributed by HCN to loan Forest City Commercial Group, Inc. (“FCCG”), an affiliated entity of the Company, $135,117,378 under a promissory note (see Note B). As part of the initial contribution, FCUP was credited with a special capital account balance (“Class B Capital”) of $121,605,600. During the year ended January 31, 2013, FCUP received a priority distribution of $6,287,932. FCUP is entitled to a preferred return equal to 5.25% per annum on its Class B Capital account balance. The total cumulative undistributed preferred return was $521,342 and $549,759 at January 31, 2013 and 2012, respectively. Distributions to the classes are paid in accordance with the Operating Agreement, which calls for priority distributions to one class or the other depending on the nature of the cash flow source. The Company will continue in perpetuity unless terminated earlier as provided in the Operating Agreement.

The Company’s net income or loss and cash flows are allocated in accordance with the terms of the Operating Agreement. Income is allocated to Class B Capital to the extent of preferred return distributions.

The Company owns and operates the following life science office buildings, which are located in Cambridge, Massachusetts:

Square Feet
Name	(Unaudited)
35 Landsdowne Street	202,000
40 Landsdowne Street	215,000
45/75 Sidney Street	277,000
65/80 Landsdowne Street	122,000
88 Sidney Street	145,000
Jackson Building	99,000
Richards Building	126,000

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of January 31, 2012 and for the Year then Ended and for the Period from
February 22, 2010 (Inception) to January 31, 2011 is Unaudited)

The Company

The Company is a 51% owned equity method investment of Forest City Enterprises, Inc. (“FCE”), a publicly traded company, and was deemed to be a significant subsidiary of FCE for FCE’s fiscal year ended January 31, 2013. The Company met the conditions of a significant subsidiary of FCE as a result of its allocated income exceeding 20% of FCE’s pre-tax loss from continuing operations, as adjusted for the Company’s income. As a result, audited consolidated financial statements are required to be filed with the Securities and Exchange Commission in accordance with Rule 3‑09 of Regulation S-X, as of and for the year ended January 31, 2013.
Basis of Presentation

The accompanying consolidated financial statements include the accounts of FC HCN University Park, LLC and its wholly-owned subsidiaries in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements and notes thereto as of and for the year ended January 31, 2012 and for the period from February 22, 2010 (Inception) to January 31, 2011 are unaudited and have been presented for comparative purposes in accordance with Regulation S-X.

The assets and liabilities contributed by FCUP are reflected at historical basis in the consolidated financial statements in accordance with the applicable accounting guidance.
Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect amounts reported in the accompanying consolidated financial statements and related notes. Critical estimates include estimates of useful lives for long-lived assets, reserves for collection on accounts receivables, fair value of financial instruments and assessing property and equipment for impairment. As a result of the nature of estimates made by the Company, actual results could differ.
Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows: land improvements – 20 years, building – 50 years, which includes first generation tenant improvements, building equipment – 10 to 15 years and tenant improvements – 1 to 15 years. Major improvements are capitalized and expensed through depreciation charges. Repairs, maintenance and minor improvements are expensed as incurred. Fully depreciated tenant improvement costs of $169,538 were written off during the year ended January 31, 2013.

The Company reviews its property and equipment for impairment whenever events or changes indicate that its carrying value of the long-lived assets may not be recoverable. In cases where the Company does not expect to recover its carrying costs, an impairment charge is recorded to the extent the carrying value exceeds estimated fair value. Significant estimates are made in the determination of future undiscounted cash flows including historical and budgeted net operating income, estimated holding

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of January 31, 2012 and for the Year then Ended and for the Period from
February 22, 2010 (Inception) to January 31, 2011 is Unaudited)

periods, risk of foreclosure and estimated cash proceeds received upon disposition of the asset. Determining fair value of real estate, if required, also involves significant judgments and estimates including discount and capitalization rates. Changes to these estimates made by management could affect whether or not an impairment charge would be required and/or the amount of impairment charges recognized. The Company did not record any impairments of property and equipment for the years ended January 31, 2013 and 2012 and the period from February 22, 2010 (Inception) to January 31, 2011.

Deferred Costs

Mortgage procurement costs are amortized over the term of the mortgage note payable. Accumulated amortization of mortgage procurement costs was $1,709,704 and $2,639,256 at January 31, 2013 and 2012, respectively. Fully amortized mortgage procurement costs of $1,488,134 and $2,217,893 were written off during the years ended January 31, 2013 and 2012, respectively. During the year ended January 31, 2012, unamortized mortgage procurement costs of $37,775 were written off and is included in interest expense in the Consolidated Statements of Operations.

Lease procurement costs are amortized on a straight line basis over the term of the related lease. Accumulated amortization of lease procurement costs was $5,097,052 and $5,462,885 at January 31, 2013 and 2012, respectively. Fully amortized lease procurement costs of $1,272,805 and $408,601 were written off during the years ended January 31, 2013 and 2012, respectively.

Lease inducement costs are amortized on a straight-line basis over the term of the related lease as a component of minimum rents in the Consolidated Statements of Operations. Accumulated amortization of lease inducement costs was $2,101 at January 31, 2013.

Cash

The Company maintains cash deposits with major financial institutions which, from time to time, may exceed federally insured limits. The Company periodically assesses the financial condition of the institutions where cash is held and believes that the risk of any loss is minimal.

Restricted Cash

Restricted cash consists of cash held to fund certain capital improvement expenditures, real estate taxes and certain operating expenses, as required by the mortgage notes loan agreements.

Lease Revenue

Space in the office buildings is generally leased to tenants for periods ranging from five to seventeen years. Most of the leases provide for minimum annual rental amounts. Where leases provide for fixed step rent increases, revenue is recognized on a straight-line basis over the related lease terms. Revenue recognized in excess of amounts billed to tenants was $1,042,140, $2,611,433, and $800,709 for the

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of January 31, 2012 and for the Year then Ended and for the Period from
February 22, 2010 (Inception) to January 31, 2011 is Unaudited)

years ended January 31, 2013 and 2012 and the period from February 22, 2010 (Inception) to January 31, 2011, respectively.

The Company is reimbursed by the tenants for its share of certain operating and real estate tax expenses incurred in connection with operations of the buildings, in accordance with its lease agreements.

Accounts Receivable

Accounts receivable consists of amounts contractually due from tenants plus cumulative revenue recognized in excess of amounts billed (“straight-line rent receivable”). The Company makes estimates of the uncollectability of its accounts receivable related to base rents, expense reimbursements, straight-line rent receivable and other revenues. The Company analyzes accounts receivable and historical bad debt levels, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. The Company’s reported net income is directly affected by management’s estimate of the collectability of accounts receivable.

Straight-line rent receivable was $11,931,680 and $10,887,440 at January 31, 2013 and 2012, respectively, and is included in accounts receivable in the Consolidated Balance Sheets.

Deferred Revenues

Deferred revenues consist of prepaid tenant rental income that is deferred and recognized in the period the income is earned.

Income Taxes

No provision for income taxes is included in the consolidated financial statements. Income taxes, if any, are the responsibility of the individual members.

Derivative Instruments and Hedging Activities

The Company maintains an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned impacts on earnings and cash flows that may be caused by interest rate volatility. The principal risk to the Company through its interest rate hedging strategy is the potential inability of the financial institutions from which the interest rate protection was purchased to cover all of its obligations. To mitigate this exposure, the Company purchased its interest rate protection from the institution that holds the debt. The Company does not enter into derivative financial instrument contracts for trading or speculative purposes.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management strategy for undertaking various hedge transactions. The Company formally assesses (both at the hedge’s inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of January 31, 2012 and for the Year then Ended and for the Period from
February 22, 2010 (Inception) to January 31, 2011 is Unaudited)

periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, the Company discontinues hedge accounting prospectively. In situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company will carry the derivative at its fair value in the Consolidated Balance Sheets, recognizing changes in the fair value in current period earnings as interest expense in the Consolidated Statements of Operations.

Subsequent Events Review

The Company has evaluated events and transaction that occurred between January 31, 2013 and the date of the Report of Independent Registered Public Accounting Firm, which is the date the consolidated financial statements were available to be issued. There were no significant subsequent events.

NOTE B – NOTE RECEIVABLE - AFFILIATE

The Company loaned FCCG (“Borrower”), an affiliated entity of FCUP, $135,117,378 under a promissory note dated March 11, 2010. The loan accrues interest at 5% per annum, which is payable in arrears on the first day of each calendar quarter. On March 10, 2019, the unpaid principal balance, together with all accrued but unpaid interest is due. The outstanding balance at January 31, 2013 and 2012 was $128,829,445 and $135,117,378, respectively. Accrued interest was $554,682 and $581,755 at January 31, 2013 and 2012, respectively. The fair value of the outstanding balance at January 31, 2013 and 2012 was $140,548,489 and $139,298,171, respectively.

NOTE C – MORTGAGE NOTES PAYABLE

The following is a summary of mortgage notes payable:

	Maturity	Interest		January 31,
	Date	Rate		2013	2012

35 Landsdowne Street	June 3, 2019	3.39%	(1)	$66,000,000	$44,109,934
40 Landsdowne Street	April 1, 2014	5.82%	(2)	46,790,934	48,379,663
45/75 Sidney Street	November 1, 2016	8.38%	(2)	86,083,850	87,418,668
65/80 Landsdowne Street	January 1, 2017	4.26%	(2)	67,567,465	69,206,333
88 Sidney Street	September 1, 2013	6.13%	(2)	34,089,176	35,251,882
Jackson Building	March 5, 2013	5.94%	(2)	17,791,012	18,086,606
Richards Building	October 1, 2015	2.21%	(3)	29,000,000	28,710,332

Total Mortgage Notes Payable				$347,322,437	$331,163,418

(1)	Interest rate represents an all-in lender rate (1.39% swap rate plus 2.00% lender spread).

(2)	Interest is at a fixed rate.

(3)	Interest rate represents 2.00% lender spread plus LIBOR.

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of January 31, 2012 and for the Year then Ended and for the Period from
February 22, 2010 (Inception) to January 31, 2011 is Unaudited)

All of the Company’s mortgage notes payable are collateralized by the Company’s real and personal property and an assignment of leases and rents.

On December 3, 2012, the Company refinanced its 35 Landsdowne Street mortgage note payable.

In the event the Company is unable to repay the 40 Landsdowne Street mortgage on April 1, 2014, the Company has the option to extend the maturity date to April 1, 2029 at a revised interest rate which is not determinable at this time, but in no event, less than 2.00% in excess over the current interest rate.

In the event the Company is unable to repay the 88 Sidney Street mortgage on September 1, 2013, the Company has the option to extend the maturity date to November 1, 2028 at a revised interest rate which is not determinable at this time, but in no event, less than 2.00% in excess over the current interest rate.

On March 5, 2013, the Company refinanced its Jackson Building mortgage note payable. The new mortgage note payable bears interest at a fixed rate of 3.75% and matures on September 1, 2018.

The interest rate on the Richards Building mortgage note payable is variable at 2% plus LIBOR or the Prime Rate, elected by the Company. In the event the Company is unable to repay the mortgage on October 1, 2015, the Company has the option to extend the maturity date to October 1, 2016 or October 1, 2017.

The following summarizes the composition of mortgage notes payable maturities as of January 31, 2013:

Total
Fiscal Years Ending January 31,	Maturities

2014	$56,530,931
2015	48,667,406
2016	33,446,492
2017	144,502,608
2018	876,000
Thereafter	63,299,000

Total	$347,322,437

NOTE D – DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In connection with an earlier refinancing of the Company’s 35 Landsdowne Street mortgage note payable, the Company purchased a Treasury option with a notional amount of $52,000,000 and a strike rate of 7.00%, in order to reduce the exposure to the variability in future cash flows attributable to changes in the LIBOR rate. The Treasury option matured on August 1, 2002 and is being amortized monthly to interest expense over the life of the original mortgage note payable. On September 6, 2002, the Company entered into an interest rate swap agreement effective December 2, 2002 through December 1, 2012. The notional amount of the interest rate swap agreement was originally $55,000,000 and amortized according to the previous mortgage note payable agreement. The Company paid a fixed

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of January 31, 2012 and for the Year then Ended and for the Period from
February 22, 2010 (Inception) to January 31, 2011 is Unaudited)

rate of 4.54% and received LIBOR which effectively fixed the interest rate on the previous mortgage note payable at 6.39%. On December 3, 2012, the Company entered into a new interest rate swap agreement with a notional amount of $66,000,000 that amortizes according to the 35 Landsdowne Street mortgage note payable agreement. The Company pays a fixed rate of 1.39% and receives LIBOR which effectively fixes the interest rate on the mortgage note payable at 3.39%.

The interest rate swap agreements were designated and qualify as cash flow hedges of interest rate risk. The effective portion of changes in the fair value of the derivatives designated and qualifying as cash flow hedges is recorded in accumulated OCI and is subsequently reclassified into earnings in the period that the hedged transaction affects earnings. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. The Company recorded no ineffectiveness related to the cash flow hedges for the years ended January 31, 2013 and 2012 and the period from February 22, 2010 (Inception) to January 31, 2011. As of January 31, 2013, the Company expects that within the next twelve months it will reclassify approximately $813,975, recorded in accumulated OCI, into earnings to interest expense.

The following table presents the fair values and location in the Consolidated Balance Sheets of all derivative instruments.

Fair Value of Derivative Instruments
	Asset Derivatives		Liability Derivatives
	(included in Deferred Swap		(included in Deferred Swap
	Asset)		Liability)
	January 31, 2013		January 31, 2012
	Current		Current
	Notional	Fair Value	Notional	Fair Value

Interest rate swaps designated as hedging instruments	$66,000,000	$513,092	$44,109,934	$(1,555,201)

The following table presents the impact of gains and losses related to derivative instruments designated as cash flow hedges included in accumulated OCI in the Consolidated Statements of Changes in Members' Equity and in interest expense in the Consolidated Statements of Operations.

		Gain (Loss) Reclassified from
		Accumulated OCI
Derivatives Designated as Cash Flow Hedging Instruments	Gain Recognized in OCI (Effective Portion)	Location on Consolidated Statements of Operations	Effective Amount	Ineffective Amount

Year Ended January 31, 2013
Interest rate swap	$2,068,293	Interest expense	$—	$—
Treasury option	$—	Interest expense	$143,740	$—

Year Ended January 31, 2012
Interest rate swap	$1,535,518	Interest expense	$—	$—
Treasury option	$—	Interest expense	$143,739	$—

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of January 31, 2012 and for the Year then Ended and for the Period from
February 22, 2010 (Inception) to January 31, 2011 is Unaudited)

NOTE E – FAIR VALUE MEASUREMENTS

The Company’s financial asset and liability subject to fair value measurements are the interest rate swap agreements discussed in Note D.

Fair Value Hierarchy

The accounting guidance related to estimating fair value specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions that other market participants would use based upon market data obtained from independent sources (also referred to as observable inputs). The following summarizes the fair value hierarchy:

•Level 1 – Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;
•Level 2 – Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant observable inputs are available, either directly or indirectly, such as interest rates and yield curves that are observable at commonly quoted intervals; and
•Level 3 – Prices or valuations that require inputs that are unobservable.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Measurement of Fair Value

The Company estimates the fair value of its hedging instruments based on interest rate market pricing models. Although the Company has determined that the significant inputs used to value its hedging instruments fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with the Company’s counterparties and its own credit risk utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. As of January 31, 2013, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its hedging instrument’s position and has determined that the credit valuation adjustments are not significant to the overall valuation of its hedging instrument. As a result, the Company has determined that the interest rate swap agreement is classified in Level 2 of the fair value hierarchy.

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of January 31, 2012 and for the Year then Ended and for the Period from
February 22, 2010 (Inception) to January 31, 2011 is Unaudited)

Items Measured at Fair Value on a Recurring Basis

The Company’s financial asset consist of an interest rate swap agreement with a positive fair value included in deferred swap asset at January 31, 2013 and its financial liability consist of an interest rate swap agreement with a negative fair value included in deferred swap liability at January 31, 2012. The following table presents information about the Company’s financial assets and liabilities that were measured at fair value on a recurring basis, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value.

	Fair Value Measurements
	January 31, 2013
	Level 1	Level 2	Level 3	Total

Interest rate swap agreement
(asset)	$—	$513,092	$—	$513,092

	January 31, 2012
	Level 1	Level 2	Level 3	Total

Interest rate swap agreement
(liability)	$—	$(1,555,201)	$—	$(1,555,201)

Fair Value of Other Financial Instruments

The carrying amount of accounts receivable and accounts payable and accrued liabilities approximates fair value based upon the short-term nature of the instruments. The Company estimates the fair value of its note receivable–affiliate (see Note B) and mortgage notes payable by discounting future cash payments at interest rates that the Company believes approximate the current market. Estimated fair value is based upon market prices of public debt, available industry financing data, current treasury rates and recent financing transactions. The fair value of the Company’s note receivable - affiliate and mortgage notes payable are classified as Level 2 in the fair value hierarchy. The following table summarizes the fair value of mortgage notes payable:

	January 31, 2013		January 31, 2012
	Carrying Value	Fair Value	Carrying Value	Fair Value

Fixed Rate Debt	$252,322,437	$272,782,193	$287,053,484	$304,904,197
Variable Rate Debt	95,000,000	94,386,318	44,109,934	44,373,058
Total	$347,322,437	$367,168,511	$331,163,418	$349,277,255

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of January 31, 2012 and for the Year then Ended and for the Period from
February 22, 2010 (Inception) to January 31, 2011 is Unaudited)

NOTE F – GROUND LEASES

The Company leases the land on which each of the office buildings are situated from the Massachusetts Institute of Technology (the “Leases”). The Leases are each for a 75-year term, which began on various dates between the years 1986 and 2001. Under each of the Leases’ agreements, the Company pays a monthly minimum lease rent payment plus 15% of annual gross revenues in excess of the percentage rent base, as defined. Land rent expense incurred under the Leases amounted to $3,815,613, $3,203,155 and $2,583,559 for the years ended January 31, 2013 and 2012 and the period from February 22, 2010 (Inception) to January 31, 2011, respectively.

Fixed minimum lease rent payments at January 31, 2013 are as follows:

Years Ending January 31,

2014	$1,756,451
2015	1,756,451
2016	1,756,451
2017	1,756,451
2018	1,756,451
Thereafter	97,957,164
Total	$106,739,419

The Leases also require the payment of 15% of gross proceeds less the cost of sale or refinancing, as defined, upon the sale or refinancing of any portion of the office buildings or interests under the Leases. As a result, the Company paid participation payments of $3,364,979 and $3,553,591, respectively, which are included in land rent in the Consolidated Statements of Operations for the years ended January 31, 2013 and 2012, respectively. The Company made no participation payments for the period from February 22, 2010 (Inception) to January 31, 2011.

NOTE G – RENTAL RECEIPTS FROM OPERATING LEASES

The following table summarizes the minimum lease payments to be received from tenants under non‑cancelable operating leases:

Years Ending January 31,

2014	$56,250,532
2015	44,592,810
2016	40,486,484
2017	34,306,131
2018	29,558,110
Thereafter	58,595,442
Total	$263,789,509

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of January 31, 2012 and for the Year then Ended and for the Period from
February 22, 2010 (Inception) to January 31, 2011 is Unaudited)

The Company has seven tenants that accounted for between 11% to 16% of total revenues and totaling approximately 80%, 80% and 84% of total revenues for the years ended January 31, 2013 and 2012 and the period from February 22, 2010 (Inception) to January 31, 2011, respectively.

NOTE H – TRANSACTIONS WITH AFFILIATES

Forest City Commercial Management Inc, (“FCCMI”), the managing agent and an affiliated entity of FCUP, provides services under a management agreement. As of January 31, 2013 and 2012, the amount due from FCCMI was $309,723 and $537,320, respectively, and is included in accounts receivable, affiliate in the Consolidated Balance Sheets. Management fees incurred and paid for the years ended January 31, 2013 and 2012 and the period from February 22, 2010 (Inception) to January 31, 2011 amounted to $1,344,507, $1,305,348 and $1,114,852, respectively, and are included in management fees in the Consolidated Statements of Operations.

The Company incurred and paid financing fees of $510,000 and $210,000 to an affiliated entity of FCCMI to perform services relating to refinancings for the years ended January 31, 2013 and 2012, respectively. These payments are capitalized as mortgage procurement costs in the Consolidated Balance Sheets.

The Company also pays FCCG an asset management fee under a separate management agreement. Management fees incurred and paid for the years ended January 31, 2013 and 2012 and the period from February 22, 2010 (Inception) to January 31, 2011 amounted to $3,459,756, $3,391,919 and $3,018,589, respectively, and are included in management fees in the Consolidated Statements of Operations.

Also, the Company reimburses FCCMI for certain administrative and other expenses incurred on its behalf, which amounted to approximately $1,071,000, $1,051,000 and $961,000 for the years ended January 31, 2013 and 2012 and the period from February 22, 2010 (Inception) to January 31, 2011, respectively, and are included in operating expenses in the Consolidated Statements of Operations.

The Company, as ground lessee, is obligated under the Declaration of Covenants Agreement for each building to reimburse FCCMI for the Company’s proportionate share of expenses associated with maintaining certain land known as University Park at MIT. The Company’s portion of the expenses incurred under these agreements for the years ended January 31, 2013 and 2012 and the period from February 22, 2010 (Inception) to January 31, 2011 amounted to $1,100,164, $916,097 and $902,659, respectively, and is included in operating expenses in the Consolidated Statements of Operations.